UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of 04 May 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 4 May 2022, London UK - LSE announcement

GSK announces Dr Vishal Sikka to join the Board as Non-Executive Director

GlaxoSmithKline plc (LSE/NYSE: GSK) has today announced that Dr Vishal Sikka, founder and CEO of Vianai Systems, will join the Board of the Company as a Non-Executive Director. He will join the Board with effect from the Haleon demerger.

Vishal has a distinguished background in technology and particularly in the field of Artificial Intelligence (AI) and Machine Learning, which is central to GSK's approach to R&D. He is the founder and CEO of Vianai Systems, a Silicon Valley-based company that provides advanced technological software and services in AI and Machine Learning to large enterprises around the world. Prior to founding Vianai Systems, Vishal served as CEO of Infosys and as a member of the Executive Board of SAP SE. Vishal has a PhD in Artificial Intelligence from Stanford University and has co-authored several research abstracts related to AI, technology and database management. He is also currently a Board member of Oracle Corporation and BMW.

Commenting on the appointment, Sir Jonathan Symonds, Chair of GSK said: "I am delighted to welcome Vishal to GSK. He is an experienced board director and an outstanding technologist who has been at the forefront of advanced technologies such as AI and Machine Learning for decades. Harnessing and applying these technologies to the discovery and development of new medicines and vaccines is central to our R&D approach, and Vishal's insight and expertise will be invaluable as the company accelerates its efforts in this area."

Vishal's appointment further strengthens the Board's expertise and builds on other recent Non-Executive Director appointments, including Dr Harry (Hal) C. Dietz, Professor of Genetic Medicine at The Johns Hopkins University School of Medicine; Charles (Charlie) Bancroft, former Executive Vice President at Bristol Myers Squibb (BMS), and Dr Anne Beal, former instructor in paediatrics at Harvard Medical School and Massachusetts General Hospital, and Chief Patient Officer at Sanofi.

A further non-executive appointment, with deep biopharma expertise, is expected in July 2022.

Notes:
1.
The appointment of Dr Vishal Sikka was made by the Board on the recommendation of the Nominations & Corporate Governance Committee. The Committee conducted an extensive search and selection process for this appointment, using an external search firm, which is a signatory of the Voluntary Code of Conduct for Executive Search Firms.  The external search firm provided a diverse list of candidates who were approached, evaluated and interviewed, against an agreed set of criteria aligned to the Board's target skills matrix.

2.	The Board has determined that Dr Sikka will be an independent Non-Executive Director on appointment in accordance with the UK Corporate Governance Code.
3.
Dr Sikka will receive the standard basic fee for a Non-Executive Director of £95,000 per annum.
(Dr Sikka will be required to invest in GSK shares in accordance with the Company's shareholder approved Non Executive remuneration policy.)

4.	Membership of other Committees will be announced in due course.
5.	Dr Sikka does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.
6.	There are no further disclosures to be made in respect of Dr Sikka's appointment under Listing Rule 9.6.13R.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 04, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc